Filed Pursuant to Rule 433
Registration No. 333-233403-02

Entergy Texas, Inc.
$130,000,000
First Mortgage Bonds,
1.50% Series due September 1, 2026
Final Terms and Conditions
August 11, 2021

Issuer:	Entergy Texas, Inc.
Security Type:	First Mortgage Bonds (SEC Registered)
Expected Ratings(1):	Baa1 (positive outlook) by Moody’s Investors Service A (stable outlook) by S&P Global Ratings
Trade Date:	August 11, 2021
Settlement Date (T+4)(2):	August 17, 2021
Principal Amount:	$130,000,000
Interest Rate:	1.50%
Interest Payment Dates:	March 1 and September 1 of each year
First Interest Payment Date:	March 1, 2022
Final Maturity Date:	September 1, 2026
Optional Redemption Terms:	Make-whole call at any time prior to August 1, 2026, at a discount rate of Treasury plus 15 bps and, thereafter, at par
Benchmark Treasury:	0.625% due July 31, 2026
Benchmark Treasury Price:	99-05
Benchmark Treasury Yield:	0.799%
Spread to Benchmark Treasury:	+75 bps
Re-offer Yield:	1.549%
Price to Public:	99.763% of the principal amount
Net Proceeds Before Expenses:	$128,911,900
CUSIP / ISIN:	29365T AL8 / US29365TAL89
Joint Book-Running Managers:	Scotia Capital (USA) Inc. SMBC Nikko Securities America, Inc.
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(1) A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
(2) It is expected that delivery of the bonds will be made on or about August 17, 2021, which will be the fourth business day following the date hereof (such settlement being referred to as “T+4”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days (T+2), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the bonds more than two business days prior to the scheduled settlement date will be required, by virtue of the fact that the bonds initially will settle in T+4, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the bonds who wish to trade the bonds more than two business days prior to the scheduled settlement date should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.
Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) Scotia Capital (USA) Inc. toll-free at 1-800-372-3930 or (ii) SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856.